05006062

CIBC Mellon Trust Company

CIBC Mellon

82-158

February 18, 2005

SEC MAIL PROCESSING RECEIVED FEB 2 2 2005 WASH, D.C. 202 SECTION

Securities Exchange Commission
Office of International Finance
450 5th Street N.W.
Judiciary Plaza, Room 3094
Washington, DC 20549
U.S.A.

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Dear Sirs:

RE: NORANDA INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	April 26, 2005
RECORD DATE FOR NOTICE:	March 15, 2005
RECORD DATE FOR VOTING:	March 15, 2005
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 15, 2005
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	COMMON

PROCESSED
MAR 03 2005
THOMSON FINANCIAL

Yours very truly,
CIBC MELLON TRUST COMPANY

dlw 3/2

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk\H_Noranda (1-2)